Exhibit 99.2

Hello Everyone,

My name is Julien Sarkozy from the Research Team here at Masterworks and today we’re thrilled to bring you xPxuxmxpxkxixnx, by the iconic artist, Yayoi Kusama.

Yayoi Kusama is one of the most iconic artists living today. Since the 1950s, Kusama has worked actively in various media, including performance, painting, sculpture and immersive installations.

Her market boasts a 25.1% Annual Record Price Growth rate based on data from selected sales occurring from October 9, 1992 to December 31, 2022, and her top auction record is currently $10.4M based on a sale from May 18, 2022.

Executed in 2000, the Artwork features a small-scale horizontal painting of a large yellow and black spotted pumpkin centrally placed against a black and yellow net background.

So why do we like this painting? Three reasons:

One: As of June 20, 2023 the market for Yayoi Kusama has a Sharpe Ratio of 1.33, the fifth highest of any artist tracked at Masterworks.

Two: Yayoi Kusama’s Pumpkins have become some of the most commercially desirable examples within her practice. As of June 20, 2023, Pumpkin paintings represent four of the artist’s top ten record prices achieved at auction.

Three: We believe this work has good upside potential with a similar sales appreciation rate of 26.8% since 2005.

Thank you for joining us, and we look forward to bringing you this fantastic work by Yayoi Kusama.